

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2022

Eric Easom
Chief Executive Officer
AN2 Therapeutics, Inc.
1800 El Camino Real, Suite D
Menlo Park, CA 94027

Re: AN2 Therapeutics, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.13 & 10.14
Filed March 4, 2022
File No. 333-263295

Dear Mr. Easom:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance